UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2002

Thomas K. Henderson
Vice President and General Counsel
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766

Re: Allegheny Energy, Inc.

Dear Mr. Henderson:

This is in regard to your letter dated March 22, 2002 concerning the shareholder proposals submitted by the Sisters of the Humility of Mary, the Missionary Oblates of Mary Immaculate and the Sisters of St. Dominic of Caldwell, NJ for inclusion in Allegheny Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the Sisters of the Humility of Mary has withdrawn its proposal, and that Allegheny Energy therefore withdraws its January 17, 2002 request for a no-action letter from the Division. Your letter dated January 17, 2002 also indicated that Allegheny Energy will include in its proxy materials the proposal submitted by the Sisters of St. Dominic of Caldwell, NJ, which was co-sponsored by the Missionary Oblates of Mary Immaculate. Because the matter is now moot, we will have no further comment.

Sincerely,

Jonathan Ingram
Special Counsel

cc: Dolores Bourquin, H.M.
Sisters of the Humility of Mary
2881 Morewood Road, #103
Fairlawn, Ohio 44333

Seamus P. Finn, O.M.I.
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, NJ
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860

Allegheny Energy, Inc.

10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2703 FAX: (301) 665-2739
thender@alleghenypower.com

THOMAS K. HENDERSON
Vice President and General Counsel

January 17, 2002

VIA OVERNIGHT MAIL

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), enclosed please find the following documents, which are submitted to you for filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the ``Exchange Act''):

(1) six (6) copies of the facsimile transmission from the Missionary Oblates of Mary Immaculate, six (6) copies of the mailing received from the Sisters of the Humility of Mary, and six (6) copies of the mailing received from the Sisters of St. Dominic of Caldwell, NJ, each requesting the Company to include the Proponent's shareholder proposal on "global warming" (the "Proposals") in the proxy statement with respect to the Company's 2002 stockholders annual meeting (the "Proxy Statement"); and

(2) six (6) copies of this letter, which constitutes the Company's statement of the reasons the Company believes it is proper to print only one of the Proposals in the Proxy Statement, omitting the other two.

The Proposals recommend that shareholders request the Board of Directors report to shareholders with certain information concerning "greenhouse gas emissions" and other information.

The Company hereby notifies the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposals of the Missionary Oblates of Mary Immaculate and of the Sisters of the Humility of Mary from the Proxy Statement, printing only the Proposal of the Sisters of St. Dominic of Caldwell, NJ for the reasons set forth below. The Company respectfully requests the staff (the "Staff") of the Division of Corporation Finance to advise the Company whether the Staff will recommend any enforcement action to the Commission if the described action is taken.

The Company believes that the Proposals of the Missionary Oblates of Mary Immaculate and of the Sisters of the Humility of Mary may be properly omitted from the Proxy pursuant to Rule 14a-8(d) and 14a-8(i)(3) because they are substantially duplications of the Proposal of the Sisters of St. Dominic of Caldwell, NJ. Moreover, following discussion with a representative of the Sisters of St. Dominic of Caldwell, NJ, the Company believes printing only the Proposal from the Sisters of St. Dominic of Caldwell, NJ will fulfill the intent of all the Proponents.

DISCUSSION

On December 4, 2002 Allegheny Energy received a shareholder proposal concerning "global warming" for its 2002 proxy statement from the Sisters of the Humility of Mary. On December 7, 2001, Allegheny Energy received a similar but slightly different proposal on "global warming" from the Missionary Oblates of Mary Immaculate, and on December 10, 2001 Allegheny Energy received a proposal identical to the second proposal from the Sisters of St. Dominic of Caldwell, NJ.

Patricia A. Daly, Corporate Responsibility Representative for the Sisters of St. Dominic of Caldwell, NJ, sent the third proposal, is copied on the cover letters of the other two, and is named by the Sisters of the Humility of Mary as authorized to act on their behalf. The cover letter from the Missionary Oblates of Mary Immaculate indicates their intention to co-file with the proposal submitted by the Sisters of St. Dominic of Caldwell, NJ. According to a discussion between Sr. Daly and Marleen L. Brooks, Corporate Secretary of Allegheny Energy, Inc., the intent was that the three groups would cosponsor the proposal she submitted and that the slightly different proposal from the Sisters of the Humility of Mary was submitted in error.

Given Sr. Daly's information and since the three proposals are substantially duplicative, Allegheny Energy intends to print only the proposal submitted by the Sisters of St. Dominic of Caldwell, NJ.

Conclusion

By copy of this letter to the Proponents, the Company hereby notifies the Proponents, pursuant to Rule 14a-8(d) and 14a-8(i)(3) under the Exchange Act, that the Company intends to print only the proposal submitted by the Sisters of St. Dominic of Caldwell, NJ.

Based upon the reasons set forth above, the Company hereby respectfully requests that the Staff confirm to the Company that the Staff will not recommend any enforcement action to the Commission if the Proposals of the Missionary Oblates of Mary Immaculate and of the Sisters of the Humility of Mary are omitted from the Company's Proxy Statement.

If the Staff disagrees with the Company's position on this matter, or if you have any questions or require any additional information, please contact the undersigned at 301-665-2703. Kindly acknowledge receipt of this letter and the enclosures by stamping the date you receive them on the extra copy of this letter enclosed herewith and returning same to the undersigned in the enclosed self-addressed, stamped envelope.

Very truly yours,

Thomas K. Hessler

Enclosures

Cc:
Dolores Bourquin, H.M.
Sisters of the Humility of Mary
2881 Morewood Road, #103
Fairlawn, Ohio 44333

Seamus P. Finn, O.M.I.
Director, Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue NE
Washington, DC 20017-1516

Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, NJ
52 Old Swartswood Station Road
Newton, New Jersey 07860

SISTERS OF ST. DOMINIC OF CALDWELL, NJ
OFFICE OF CORPORATE RESPONSIBILITY
52 Old Swartswood Station Road
Newton, NJ 07860
973 579-1732 voice
973 579-9919 Fax

JAB - Copies, please, to
JSP
MPM
BEW
MLB
TKH

December 7, 2001

Another

Mr. Alan Noia, CEO
Allegheny Energy Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Dear Mr. Noia:

We have been encouraged by the support our resolution on climate change has garnered over the years. While we are happy to hear of your commitment to planting trees, we would like to see the specific details regarding our Company's greenhouse gas emissions. We have yet to see a serious commitment by our Company to the long-term strategies needed to address this critical problem.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred (100) shares of common stock, which we intend to hold until after the annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to present the attached proposal regarding global warming for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I will be the contact person for any other proponents of this resolution. We look forward to discussing the issues surrounding global environmental change at your earliest convenience.

Sincerely,

Pat Daly

Patricia A. Daly
Corporate Responsibility Representative

Allegheny Energy

Reducing Greenhouse Gases Emissions From Operations of Electric Utilites

WHEREAS:

- The Environmental Protection Agency has stated that electricity generation is responsible for 40% of man-made carbon dioxide, the leading greenhouse gas, as well as 25% of nitrous oxides, 67% of sulfur dioxide, and 34% of mercury emitted annually nationwide. (2000)
- The Intergovernmental Panel on Climate Change has found "new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity." (2001)
- Growing evidence indicates that environmental damage from fossil fuel burning will be major and worldwide. Threats include (IPCC, 2001):
  - increases, in some geographic areas, in droughts, floods, landslides, intense storms, heat waves and incidences of water-borne (cholera) and vector-borne diseases (malaria);
  - widespread increase in the risk of floods inundating the homes of tens of millions of people, resulting in an increased drowning, disease and, in developing countries, hunger and malnutrition; and
  - irreversible damage to vulnerable ecosystems, with increased risk of extinction of some more vulnerable species and a loss of biodiversity.
- In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. (*Wall Street Journal*, 7/24/01)
- Companies with top-rated environmental records are faring significantly better financially than those with worse records. From 1997-2000, they had 3.53% higher annual returns on investment than a broader universe of companies and 7.80% higher annual returns than companies with low-rated environmental records. (QED International, 2001) Between 1998-2000, "the stock price of the more environmentally friendly top half outperformed the bottom half by... 17.2% in U.S. petroleum and 12.4% in U.S. electric utilities." (*Barrons*, 8/6/01)
- Addressing the President, 39 top religious leaders have written, "...global warming is a scientific fact.... More investment in renewable energy and fuel efficiency is now a moral imperative, especially because these are technologically feasible and economically viable." (National Council of Churches, 5/21/01)
- We believe that good stewardship of our resources requires that we reduce polluting emissions when possible and prudent.

RESOLVED: that the Board of Directors report (at reasonable cost and omitting proprietary information), to shareholders on the greenhouse gas emissions from our company's own operations and services, including steps the company can take to reduce emissions of greenhouse gases substantially; recommendations for steps the electric utility industry can take to collectively reduce emissions of greenhouse gases substantially; plans to link company revenue to reducing cost through efficient service rather than increasing electricity sales; and plans, if any, to support energy-efficient appliance standards and strong energy codes for residential and commercial buildings at the state and federal levels.

Supporting Statement

The Intergovernmental Panel on Climate Change has found that the world must reduce its carbon fuel emissions significantly to re-stabilize the climate. We believe this will require the Company's support of (a) increasing energy-efficient appliance standards; (b) asking DOE not to roll back the increased federal energy-efficiency standard; and (c) strong energy codes for residential and commercial buildings.

SISTERS OF ST. DOMINIC OF CALDWELL, NJ
OFFICE OF CORPORATE RESPONSIBILITY
52 Old Swartswood Station Road
Newton, NJ 07860
973 579-1732 voice
973 579-9919 Fax

JAB - Copies, please, to
JSP
MPM
BEW
MLB
TKH

December 7, 2001

Another

Mr. Alan Noia, CEO
Allegheny Energy Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Dear Mr. Noia:

We have been encouraged by the support our resolution on climate change has garnered over the years. While we are happy to hear of your commitment to planting trees, we would like to see the specific details regarding our Company's greenhouse gas emissions. We have yet to see a serious commitment by our Company to the long-term strategies needed to address this critical problem.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred (100) shares of common stock, which we intend to hold until after the annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to present the attached proposal regarding global warming for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I will be the contact person for any other proponents of this resolution. We look forward to discussing the issues surrounding global environmental change at your earliest convenience.

Sincerely,

Patricia A. Daly
Corporate Responsibility Representative

Allegheny Energy

Reducing Greenhouse Gases Emissions From Operations of Electric Utilites

WHEREAS:

- The Environmental Protection Agency has stated that electricity generation is responsible for 40% of man-made carbon dioxide, the leading greenhouse gas, as well as 25% of nitrous oxides, 67% of sulfur dioxide, and 34% of mercury emitted annually nationwide. (2000)
- The Intergovernmental Panel on Climate Change has found "new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity." (2001)
- Growing evidence indicates that environmental damage from fossil fuel burning will be major and worldwide. Threats include (IPCC, 2001):
  - increases, in some geographic areas, in droughts, floods, landslides, intense storms, heat waves and incidences of water-borne (cholera) and vector-borne diseases (malaria);
  - widespread increase in the risk of floods inundating the homes of tens of millions of people, resulting in an increased drowning, disease and, in developing countries, hunger and malnutrition; and
  - irreversible damage to vulnerable ecosystems, with increased risk of extinction of some more vulnerable species and a loss of biodiversity.
- In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. (*Wall Street Journal*, 7/24/01)
- Companies with top-rated environmental records are faring significantly better financially than those with worse records. From 1997-2000, they had 3.53% higher annual returns on investment than a broader universe of companies and 7.80% higher annual returns than companies with low-rated environmental records. (QED International, 2001) Between 1998-2000, "the stock price of the more environmentally friendly top half outperformed the bottom half by... 17.2% in U.S. petroleum and 12.4% in U.S. electric utilities." (*Barrons*, 8/6/01)
- Addressing the President, 39 top religious leaders have written, "...global warming is a scientific fact.... More investment in renewable energy and fuel efficiency is now a moral imperative, especially because these are technologically feasible and economically viable." (National Council of Churches, 5/21/01)
- We believe that good stewardship of our resources requires that we reduce polluting emissions when possible and prudent.

RESOLVED: that the Board of Directors report (at reasonable cost and omitting proprietary information), to shareholders on the greenhouse gas emissions from our company's own operations and services, including steps the company can take to reduce emissions of greenhouse gases substantially; recommendations for steps the electric utility industry can take to collectively reduce emissions of greenhouse gases substantially; plans to link company revenue to reducing cost through efficient service rather than increasing electricity sales; and plans, if any, to support energy-efficient appliance standards and strong energy codes for residential and commercial buildings at the state and federal levels.

Supporting Statement

The Intergovernmental Panel on Climate Change has found that the world must reduce its carbon fuel emissions significantly to re-stabilize the climate. We believe this will require the Company's support of (a) increasing energy-efficient appliance standards; (b) asking DOE not to roll back the increased federal energy-efficiency standard; and (c) strong energy codes for residential and commercial buildings.

Sisters of the Humility of Mary

December 4, 2001

JAB - copies, please, to O.C. TKH MLB VVS

Mr. Alan J. Noia
Chairman, President and Chief Executive Officer
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766

Dear Mr. Noia:

We, the Sisters of the Humility of Mary, are the beneficial owners of 115 shares of Allegheny Energy stock.

We are concerned about the existing problem of Global Warming caused by the use of fossil fuels and the emission of greenhouse gases to our environment by our company, Allegheny Energy, Inc. As educators and health care professionals we are aware of the hazards this presents to the health and well-being of ourselves and of other species, as well as a very real threat to the future of our planet.

We are joining with other religious investors in submitting the enclosed proposal, in accord with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, for inclusion in your proxy statement and for the consideration of the shareholders at the annual meeting.

Verification of ownership is included with a letter to Mr. Peter Lauer, our Chief Financial Officer, from Maureen Liechty of Alliance Capital. We have held the stock for over one year and will continue to do so through the date of the annual shareholders meeting.

The primary filer of this proposal is the Sisters of St. Dominic of Caldwell, New Jersey, represented by Sister Pat Daly. Please address correspondence to them with a copy to me. We have authorized the primary filer to act on our behalf. We would appreciate your indicating in the proxy statement that we are a co-sponsor of the resolution.

We look to you for increased responsibility and leadership in this critical environmental issue.

Sincerely yours,

Dolores Bourquin H.M.

Dolores Bourquin, H.M.
Sisters of the Humility of Mary
2881 Morewood Road, #103
Fairlawn, Ohio 44333
Tel. 330-865-7991 FAX 216-641-4771

Pat Daly, OP
Sisters of St. Dominic
52 Old Swartswood Station Rd.
Newton, NJ 07860-5103
Tel. 973-579-1732 FAX 973-579-9919

GLOBAL WARMING

ALLEGHENY ENERGY

WHEREAS:

The overwhelming majority of independent, peer-reviewed atmospheric scientists agree that global warming is a real, existing problem posing serious challenges to our country;

The Intergovernmental Panel on Climate Change, composed of more than 2000 government selected scientists, warns that global warming caused by burning fossil fuels and emitting greenhouse gases is already under way;

More frequent and deadly heat waves have claimed the lives of increasing numbers of poor, asthmatic and elderly people nationwide;

Spring comes a week earlier across the Northern Hemisphere than it did 30 years ago;

Severe rainstorms have grown by almost 20%;

the Arctic ice sheet is in many places 40 inches thinner than its normal 10 feet;

Warmer waters have bleached coral reefs around the globe;

Glaciers are melting;

Sea levels are rising.

WE BELIEVE

In order to leave the children of the world a safe and healthy environment, and protect threatened plants and animals, it is time for Allegheny Energy to live up to its responsibility as a producer of the pollution which causes global warming. A variety of companies including Enron, BP Amoco, 3M, Toyota and others have stated that they "accept the views of most scientists that enough is known about the science and environmental impacts of climate change for us to take actions to address its consequences." These companies are preparing for the future now by taking the concrete steps necessary to assess their opportunities for reducing the amount of carbon pollution they produce. Failing to rise to the challenge set by these industry leaders will hurt our competitiveness and cost our shareholders increasing amounts of money.

RESOLVED: that the shareholders of Allegheny Energy request that the Board of Directors report (at reasonable costs and omitting proprietary information), to shareholders by August 2002, on the greenhouse gas emissions from our company's own operations and products, including (with dollar amounts where relevant) (i) what our company is doing in research and/or action to reduce those emissions and ameliorate the problem and (ii) the financial exposure of our company and its shareholders due to the likely costs of reducing those emissions for damages associated with climate change.

SUPPORTING STATEMENT

We believe that Allegheny Energy is exposing its shareholders to financial risk by continuing to produce unnecessary amounts of the pollution which causes global warming, even as the problem of climate change became more severe, more widely understood, and more likely to lead to legislation that will penalize excessive carbon polluters. Furthermore, we believe that our company is using shareholder money for advertising and lobbying to suggest that the problem of global warming is exaggerated, not real, or too costly to deal with, and thus using our prestige and influence to obstruct efforts to address climate change.

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

December 7, 2001

Via Facsimile and First Class Mail

Mr. Alan Noia, CEO
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 12740

Dear Mr. Noia:

Over the past several years, the Missionary Oblates of Mary Immaculate have grown in our awareness of the gift of creation and made a commitment to be more vigilant about ecological issues. Our concern regarding global warming has also grown.

I am hereby authorized to notify you of our intention to co-file the attached proposal regarding global warming submitted by the Sisters of St. Dominic of Caldwell, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Missionary Oblates of Mary Immaculate are the owners of four thousand, nine hundred (4,900) shares of common stock of Allegheny Energy, Inc., which we intend to hold at least until after the annual meeting. Verification of ownership is attached.

We would welcome the opportunity to hear of the steps our Company has taken to seriously address the issue of global warming and the critical challenges presented to us by this issue.

Sincerely,

Séamus P. Finn, O.M.I.

Séamus P. Finn, O.M.I.
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Cc: Pat Daly
Ariane Van Buren, ICCR
Diane Bratcher, ICCR

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

Allegheny Energy, Inc.

WHEREAS:

■ The Environmental Protection Agency has stated that electricity generation is responsible for 40% of man-made carbon dioxide, the leading greenhouse gas, as well as 25% of nitrous oxides, 67% of sulfur dioxide, and 34% of mercury emitted annually nationwide. (2000)

■ The Intergovernmental Panel on Climate Change has found "new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity." (2001)

■ Growing evidence indicates that environmental damage from fossil fuel burning will be major and worldwide. Threats include (IPCC, 2001):

- increases, in some geographic areas, in droughts, floods, landslides, intense storms, heat waves and incidences of water-borne (cholera) and vector-borne diseases (malaria);
- widespread increase in the risk of floods inundating the homes of tens of millions of people, resulting in an increased drowning, disease and, in developing countries, hunger and malnutrition; and
- irreversible damage to vulnerable ecosystems, with increased risk of extinction of some more vulnerable species and a loss of biodiversity.

■ In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. *(Wall Street Journal*, 7/24/01)

■ Companies with top-rated environmental records are faring significantly better financially than those with worse records. From 1997-2000, they had 3.53% higher annual returns on investment than a broader universe of companies and 7.80% higher annual returns than companies with low-rated environmental records. (QED International, 2001) Between 1998-2000, "the stock price of the more environmentally friendly top half outperformed the bottom half by... 17.2% in U.S. petroleum and 12.4% in U.S. electric utilities." *(Barrons*, 8/6/01)

■ Addressing the President, 39 top religious leaders have written, "...global warming is a scientific fact....More investment in renewable energy and fuel efficiency is now a moral imperative, especially because these are technologically feasible and economically viable." (National Council of Churches, 5/21/01)

■ We believe that good stewardship of our resources requires that we reduce polluting emissions when possible and prudent.

RESOLVED: that the Board of Directors report (at reasonable cost and omitting proprietary information), to shareholders on the greenhouse gas emissions from our Company's own operations and services, including steps the company can take to reduce emissions of greenhouse gases substantially; recommendations for steps the electric utility industry can take to collectively reduce emissions of greenhouse gases substantially; plans to link company revenue to reducing cost through efficient service rather than increasing electricity sales; and plans, if any, to support energy-efficient appliance standards and strong energy codes for residential and commercial buildings at the state and federal levels.

Supporting Statement

The Intergovernmental Panel on Climate Change has found that the world must reduce its carbon fuel emissions significantly to re-stabilize the climate. We believe this will require our Company's support of (a) increasing energy-efficient appliance standards; (b) asking DOE not to roll back the increased federal energy-efficiency standard; and (c) strong energy codes for residential and commercial buildings.

Allegheny Energy, Inc.

10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2703 FAX: (301) 665-2739
thender@alleghenypower.com

THOMAS K. HENDERSON
Vice President and General Counsel

March 22, 2002

VIA FAX

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Attached is a copy of a letter from the Sisters of the Humility of Mary withdrawing the shareholder resolution concerning Global Warming which they submitted on December 4, 2001.

Under these circumstances, Allegheny respectfully withdraws its request for a No Action Letter dated January 17, 2002.

Thank you very much.

Very truly yours,

Enclosure

c: Dolores Bourquin, H.M.
Sisters of the Humility of Mary
2881 Morewood Road, #103

Seamus P. Finn, O.M.I.
Dir., Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue NE
Washington, DC 20017-1516

Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, NJ
52 Old Swartswood Station Road
Newton, New Jersey 07860

Sisters of the Humility of Mary

Sisters of the Humility of Mary
Sister Dolores Bourquin, HM
5881 Morewood Road #1
Fairlawn, Ohio, 44333

Marleen L. Brooks
Allegheny Energy, Inc
10435 Downsville Pike
Hagerstown, MD 21740-1766

Dear Madam,

In regard to the resolution form the Sisters of the Humility of Mary, which you received on December 4, 2001, concerning Global Warming which we cofiled with the Sisters of St. Dominic and the Missionary Oblates of Mary Immaculate, I am authorized by the Sisters of the Humility of Mary and the Sisters of St. Dominic, after discussion with Sister Pat Daly OP to withdraw the resolution.

Sincerely,

Sister Dolores Bourquin HM

Sister Dolores Bourquin, HM

Sisters of the Humility of Mary

Villa Maria Community Center – Villa Maria, Pennsylvania 16155
phone 724 964 8861 fax 724 964 8083